United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale informs on estimates update

Rio de Janeiro, April 24th, 2024 - Vale S.A. ("Vale") informs that, in the context of the provision stated in its balance sheet as of March 31st, related to Samarco’s dam failure, the company updated its annual disbursement estimates, as per the table below:

Brumadinho & Mariana commitments (US$ billion)1:

Year	2024[2]	2025	2026	2027	2028+
Decharacterization	0.6	0.6	0.6	0.5	0.3[3]
Brumadinho agreements[4]	1.0	1.0	0.7	0.3	0.1[5]
Incurred expenses	0.4	0.4	0.4	0.3	0.4[6]
Samarco & Renova[7]	0.9	0.7	0.8	1.0	0.1[8]
Total	2.9	2.7	2.4	2.1	-

1 Values in real terms, net of judicial deposits and without discounting to present value, considering an exchange rate of BRL/USD 4.9962.

2 Including disbursements of US$ 0.4 billion performed in 1Q24.

3 Average cash flow between 2028 and 2035 period for decharacterization.

4 Includes full reparation agreement, individual, labor and emergency compensation and tailings removal work.

5 Average cash flow between 2028 and 2030 period for Integral Reparation Agreement.

6 Disbursements related to incurred expenses ending in 2028.

7 Including the provision for the de-characterization of Germano dam and estimates of Samarco's contribution.

8 Average cash flow between 2028 and 2038 period for Samarco & Renova.

Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Resolution CVM number 80.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 24, 2024		Director of Investor Relations